UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                   NexMed Inc.
                                   -----------
                                (Name of Issuer)

                     Common Stock, $.001 per value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    652903105
                                    ---------
                                 (CUSIP Number)

                                 October 1, 1999
                      -------------------------------------
                      (Date of event which requires filing)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).


                               Page 1 of 10 Pages

CUSIP No. 652903105                    13G                    Page 2 of 10 Pages
--------------------------------------------------------------------------------
      1      NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)|_| (b)|_|
--------------------------------------------------------------------------------
      3      SEC USE ONLY
--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                                                 5     SOLE VOTING POWER
                                                       None
                                                 -------------------------------
                  NUMBER OF                      6     SHARED VOTING POWER
                   SHARES                              999,999
                BENEFICIALLY                     -------------------------------
                  OWNED BY                       7     SOLE DISPOSITIVE POWER
                    EACH                               None
                  REPORTING                      -------------------------------
                   PERSON                        8     SHARED DISPOSITIVE POWER
                    WITH                               999,999
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            999,999
--------------------------------------------------------------------------------
     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.6%
--------------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

CUSIP No. 652903105                    13G                    Page 3 of 10 Pages

--------------------------------------------------------------------------------
      1      NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)|_| (b)|_|
--------------------------------------------------------------------------------
      3      SEC USE ONLY
--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                                                 5     SOLE VOTING POWER
                                                       None
                                                 -------------------------------
                  NUMBER OF                      6     SHARED VOTING POWER
                   SHARES                              300,000
                BENEFICIALLY                     -------------------------------
                  OWNED BY                       7     SOLE DISPOSITIVE POWER
                    EACH                               None
                  REPORTING                      -------------------------------
                   PERSON                        8     SHARED DISPOSITIVE POWER
                    WITH                               300,000
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            300,000
--------------------------------------------------------------------------------
     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            2.0%
--------------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

CUSIP No. 652903105                    13G                    Page 4 of 10 Pages
--------------------------------------------------------------------------------
      1      NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)|_| (b)|_|
--------------------------------------------------------------------------------
      3      SEC USE ONLY
--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                                                 5     SOLE VOTING POWER
                                                       None
                                                 -------------------------------
                  NUMBER OF                      6     SHARED VOTING POWER
                   SHARES                              16,000
                BENEFICIALLY                     -------------------------------
                  OWNED BY                       7     SOLE DISPOSITIVE POWER
                    EACH                               None
                  REPORTING                      -------------------------------
                   PERSON                        8     SHARED DISPOSITIVE POWER
                    WITH                               16,000
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            16,000
--------------------------------------------------------------------------------
     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            0.1%
--------------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

CUSIP No. 652903105                    13G                    Page 5 of 10 Pages
--------------------------------------------------------------------------------
      1      NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Aries Master Fund
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)|_| (b)|_|
--------------------------------------------------------------------------------
      3      SEC USE ONLY
--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                                                 5     SOLE VOTING POWER
                                                       None
                                                 -------------------------------
                  NUMBER OF                      6     SHARED VOTING POWER
                   SHARES                              684,000
                BENEFICIALLY                     -------------------------------
                  OWNED BY                       7     SOLE DISPOSITIVE POWER
                    EACH                               None
                  REPORTING                      -------------------------------
                   PERSON                        8     SHARED DISPOSITIVE POWER
                    WITH                               684,000
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            684,000
--------------------------------------------------------------------------------
     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            4.5%
--------------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------

CUSIP No. 652903105                    13G                    Page 6 of 10 Pages
--------------------------------------------------------------------------------
      1      NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)|_| (b)|_|
--------------------------------------------------------------------------------
      3      SEC USE ONLY
--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                                                 5     SOLE VOTING POWER
                                                       None
                                                 -------------------------------
                  NUMBER OF                      6     SHARED VOTING POWER
                   SHARES                              999,999
                BENEFICIALLY                     -------------------------------
                  OWNED BY                       7     SOLE DISPOSITIVE POWER
                    EACH                               None
                  REPORTING                      -------------------------------
                   PERSON                        8     SHARED DISPOSITIVE POWER
                    WITH                               999,999
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            999,999
--------------------------------------------------------------------------------
     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.6%
--------------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

ITEM 1(a).     NAME OF ISSUER:

               NexMed,Inc

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               350 Corporate Boulevard
               Robbinsville, New Jersey 08691

ITEM 2(a)      NAME OF PERSON FILING:

               This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

               Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner to each of Aries Domestic,/2/ and Aries II, limited partnerships incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,/3/ a Cayman Islands exempted company.

               Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Paramount Capital's, Aries Domestic's, Aries II's, and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.


ITEM 2(c).  CITIZENSHIP:

                  Dr. Rosenwald is a citizen of the United States of America.

----------
1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
2 Please see attached Exhibit C indicating the general partner to each of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
3 Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page 7 of 10 Pages

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.001 per value per share

ITEM 2(e).  CUSIP NUMBER: 652903105

ITEM 3.     [ ] CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-
            1(c)

ITEM 4.     OWNERSHIP

            For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7.     IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
            ACQUIRED THE  SECURITY  BEING  REPORTED ON BY THE PARENT  HOLDING
            COMPANY

            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement  between Dr. Rosenwald,  Paramount  Capital,
            Aries Domestic, Aries II and Aries Fund to file this Statement on
            Schedule 13G on behalf of each of them.

Exhibit B - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.


                               Page 8 of 10 pages

Exhibit C - List of executive  officers and  directors of Aries  Domestic and
            Aries II and information called for by Items 2-6 of this statement relating to said officers and direc-tors.

Exhibit D - List of  executive  officers  and  directors  of  Aries  Fund and information called for by Items 2-6 of this statement relating to said officers and directors.


                               Page 9 of 10 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.,
                                  General Partner


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                                  ARIES DOMESTIC FUND, II L.P.
                                  By Paramount Capital Asset Management, Inc.,
                                  General Partner


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                                  THE ARIES MASTER FUND
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                              Page 10 of 10 pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersig-ned's ownership of securities of NexMed, Inc.and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.,
                                  General Partner


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                                  ARIES DOMESTIC FUND, II L.P.
                                  By Paramount Capital Asset Management, Inc.,
                                  General Partner


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


                                  THE ARIES MASTER FUND
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman


Dated:  October 11, 1999
New York, NY                      By /s/ Lindsay A. Rosenwald, M.D.
                                    -----------------------------
                                  Name:     Lindsay A. Rosenwald, M.D.
                                  Title:    Chairman

                                    EXHIBIT B

The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

NAME                           PRINCIPAL OCCUPATION OR  EMPLOYMENT

Lindsay A. Rosenwald, M.D.     Chairman  of  the  Board  and  sole  shareholder,
                               Paramount  Capital  Asset Management, Inc.,
                               Paramount Capital Investments LLC and Paramount
                               Capital, Inc.

Mark C. Rogers, M.D.           President of Paramount Capital Asset Management,
                               Inc., Paramount Capital Investments, LLC

Peter Morgan Kash              Director of Paramount Capital Asset Management,
                               Inc., Senior Managing Director, Paramount
                               Capital, Inc.

Dr. Yuichi Iwaki               Director of Paramount Capital Asset Management,
                               Inc., Professor,  University of Southern
                               California  School  of Medicine


Item 2.

During the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

The name and principal occupation or employment of the General Partner of Aries Domestic and Aries II, which are located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

NAME                                        PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                        ----------------------------------
Paramount Capital Asset Management, Inc     General Partner; Investment Manager


Exhibit B is hereby incorporated by reference.


Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Domestic's and Aries II's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Domestic's and Aries II's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Fund is as follows:


PRINCIPAL OCCUPATION                            NAME
OR EMPLOYMENT                                   ----
-------------

Paramount Capital Asset Management, Inc.        Investment Manager

MeesPierson (Cayman) Limited Administrator
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman


Exhibit B is hereby incorporated by reference.


Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.